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                               September 15, 2021

       Suresh Venkatachari
       Chief Executive Officer
       Healthcare Triangle, Inc.
       4309 Hacienda Dr., Suite 150
       Pleasanton, CA 94588

                                                        Re: Healthcare
Triangle, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed September 10,
2021
                                                            File No. 333-259180

       Dear Mr. Venkatachari:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 9, 2021 letter.

       Amendment No. 1 to Form S-1 filed September 10, 2021

       Note 13. Share Based Compensation, page F-27

   1. We note your disclosure that the public offering price of the shares in this offering is assumed to be $5.00,
the midpoint of an estimated price range of $4.50 to $5.50. We also note that on January 1,
2021, you issued approximately 1.41 million stock options to employees and directors
with an estimated fair value of $0.40 per common share. Please describe for us the
factors that contributed to such a significant fluctuation in fair values, including any
intervening events within the company or changes in your valuation assumptions or
methodology. Also, please disclose any share-based issuances subsequent to the most recent
balance sheet date and the expected financial statement impact, if material.
 Suresh Venkatachari
Healthcare Triangle, Inc.
September 15, 2021
Page 2

       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff
Attorney, at (202) 551-4969 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                          Sincerely,
FirstName LastNameSuresh Venkatachari
                                                          Division of
Corporation Finance
Comapany NameHealthcare Triangle, Inc.
                                                          Office of Technology
September 15, 2021 Page 2
cc:       Ross Carmel
FirstName LastName